SECURITIES AND EXCHANGE COMMISSION
	           Washington, D.C. 20549

	                SCHEDULE 13G

	  Under the Securities Exchange Act of 1934

	             (Amendment No. 5)*


	            99 CENTS ONLY STORES
	              (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

		         65440K106
                      (CUSIP Number)

	             December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106


1.  Names of Reporting Persons. I.R.S. Identification Nos.
    of above persons (entities only).

	MYRON M. KAPLAN


2. Check Appropriate Box if a Member of a Group

	(a)   [  ]
	(b)   [ X]

3. SEC Use Only


4. Citizenship or Place of Organization:
	UNITED STATES


		5.  Sole Voting Power
Number of	       2,721,311
Shares Bene-	6.  Shared Voting Power
ficially by 		 130,999
Owned by	7.  Sole Dispositive Power
Each Report-           2,721,311
ing Person	8.  Shared Dispositive Power
With: 			 130,999

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
 		2,852,310


10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares   [    ]


11.  Percent of Class Represented by Amount in Row (9):
		  4.1%

12.  Type of Reporting Person

		  IN



Item 1(a)	Name of Issuer:

		99 Cents Only Stores (the "Issuer").

Item 1(b)	Address of the Issuer=s Principal Executive
		Offices:

		4000 Union Pacific Avenue
		City of Commerce, California 90023

Item 2(a)	Name of Person Filing:

		This statement is filed on behalf of Myron M. Kaplan ("Mr. Kaplan"). Mr. Kaplan is a private investor.

		Myron M. Kaplan is a Member of Kaplan Nathan & Co., L.L.C. ("LLC"), a limited liability company organized under the laws of the State of Delaware. LLC is a private investment firm formed to invest in and act as general partner of an investment partnership organized under the laws of New York known as Kaplan Nathan & Co., L.P. ("Kaplan Nathan"). Kaplan Nathan is a private investment firm engaged in the purchase and sale of securities for investment for its own account.

		As to Kaplan Nathan, Mr. Kaplan has shared power to dispose or to direct the disposition of such Shares and to vote such Shares.

Item 2(b)	Address of Principal Business Office or, if None,
		Residence:

		The address of the principal business office of Mr. Kaplan is P.O. Box 385, Leonia, New Jersey 07605.

Item 2(c)	Citizenship:

		Mr. Kaplan is a United States citizen;


Item 2(d)	Title of Class of Securities:

		Common Stock  (the "Shares")


Item 2(e)	CUSIP Number: 65440K106



Item 3.		If this statement is filed pursuant to Sections
		240.13d-1(b) or 240.13d-2(b) or (c):

		This Item 3 is not applicable.

		Item 4.	Ownership:


Item 4(a)	(b) Amount Beneficially Owned and Percent of Class:

		Mr. Kaplan may be deemed the beneficial owner of 2,852,310 Shares which constitutes approximately 4.1% of the total number of Shares outstanding. This is based on the Issuer's Form 10-Q for the quarterly period ended September 30, 2004 which reflected 69,505,718 Shares outstanding as of November 15, 2004. The total of 2,852,310 Shares consists of 2,721,311 Shares owned by Mr. Kaplan and 130,999 Shares owned by Kaplan Nathan.


Item 4(c)	Number of Shares as to which such person has:

		(1) Sole power to vote or to direct the vote:

		2,721,311

		(2) Shared power to vote or to direct the vote:

		  130,999

		(iii)Sole power to dispose or to direct the disposition of:

		2,721,311

		(iv) Shared power to dispose or to direct the disposition of:

		  130,999


Item 5.		Ownership of Five Percent or Less of a Class:

  		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].




Item 6.		Ownership of More than Five Percent on Behalf of
		Another Person:

		This Item 6 is not applicable.


Item 7.		Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on by the
		Parent Holding Company:

		This Item 7 is not applicable.

Item 8.		Identification and Classification of Members
		of the Group:

		This Item 8 is not applicable.

Item 9.		Notice of Dissolution of Group:

		This item 9 is not applicable.

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

		SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  February 8, 2005 as of December 31, 2004

MYRON M. KAPLAN

By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney attached

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


		         POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, MYRON M. KAPLAN, hereby make, constitute and appoint ALAN M. STARK, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or
(b) in my capacity as a Member of or in other capacities with Kaplan Nathan & Co., L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating to ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of
1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (A) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 7th day of January, 2000.



/s/ Myron M. Kaplan
MYRON M. KAPLAN